FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, April 25, 2003

Press release

SUEZ Combined Annual and Extraordinary General Meetings

Friday, April 25, 2003

SUEZ Shareholders, deliberating as Combined Annual and Extraordinary General Meetings and chaired by Gérard Mestrallet, Chairman and CEO, met Friday, April 25, to review the Report of the Board of Directors for the fiscal year ending December 31, 2002. The Meetings approved the Company’s financial statements for fiscal year 2002 and set the net dividend for the year at EUR 0.71 per share, plus a tax credit of EUR 0.355.

The dividend shall fall due for payment May 2, 2003.

The Shareholders’ Meetings notably took the following decisions:

-	renewed for four years the Director mandates of Mrs. Anne Lauvergeon and Mr. Jacques Lagarde.

-	appointed as Director for a term of four years Antonio Brufau, Senior Executive Vice President of Caixa.

Two thousand shareholders attended the Meetings which were transmitted live via Internet and will be retransmitted on Internet for the following three months.

The Board of Directors which followed the General Assembly completed the making up of the Board’s committee appointing:

-	Mr. Antonio Brufau, member of the Audit Committee

-	Mr. Felix Rohatyn and Lord Simon of Highbury, members of the Compensation and Appointments Committee.

SUEZ is an international industry and services group providing innovative solutions in Energy—electricity and natural gas—and Environment—water and waste services—for industrial, individual, and municipal customers.

In 2002, SUEZ revenues came to EUR 40,218 million (excluding energy trading). The Group is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Press contacts:	Financial analyst contact:
Catherine Guillon: (33 1) 40 06 67 15	Arnaud Erbin: (33 1) 40 06 64 89
Antoine Lenoir: (33 1) 40 06 66 50

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on the SUEZ Internet Website: http://www.suez.com

Paris, April 25, 2003

Press release

SUEZ announces sustained growth for the first quarter of 2003

At the Combined Annual and Extraordinary General Meeting of Shareholders today, April 25, 2003, Gérard Mestrallet, President and CEO of SUEZ commented on the first quarter 2003 revenues prior to the actual publication of the Group revenues on May 5, 2003.

During the first quarter of 2003, Group revenues (excluding energy trading) should come to EUR 10.7 billion, a 5 % increase compared to EUR 10.2 billion for the first quarter of 2002. Excluding change variation, organic growth should rise above 5%, for both the Energy and Environment businesses.

SUEZ is an international industry and services group providing innovative solutions in Energy—electricity and natural gas—and Environment—water and waste services—for industrial, individual, and municipal customers.

In 2002, SUEZ revenues came to EUR 40,218 million (excluding energy trading). The Group is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contact:
Catherine Guillon: (33 1) 40 06 67 15	Arnaud Erbin: (33 1) 40 06 64 89
Antoine Lenoir: (33 1) 40 06 66 50	Bertrand Haas : 01 40 06 66 09
Eleonore de Larboust : 01 40 06 17 53

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on the SUEZ Internet Website: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 28, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary